Exhibit 1.2

LightInTheBox Holding Co., Ltd.

(the “Company”)

Amendments to the Fourth Amended and Restated Articles of Association of the Company (the “Articles”)

Pursuant to article 44 of the Articles, the following amendments to the Articles were adopted by special resolution of the shareholders at a general meeting held on 17 August 2018:

1.                            Article 18.4 was deleted and replaced in its entirety by the following:

“A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than twenty per cent in par value of the share capital of the Company as at that date that carries the right of voting at general meetings of the Company.”

2.                            Article 26.1 was deleted and replaced in its entirety by the following:

“There shall be a minimum of one (1) Director, and no maximum number of Directors.  The Directors shall be elected or appointed in accordance with these Articles and shall hold office until their successors are elected or appointed.”

3.                            Article 26.5 was deleted and replaced in its entirety by the following:

“A Director may be removed from office by Ordinary Resolution at any time notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).  A notice containing a statement of intention to remove the director must be served on the director not less than ten days before the general meeting at which such Ordinary Resolution is proposed.  Such director is entitled to attend the meeting and be heard on the motion for his removal.”